VF 3-8-05

05036008

UNI
SECURITIES AND E
Washington, D. C. 20549

RECEIVED
FEB 25 2005
SEC MAIL PROCESSING SECTION 213
WASH, D.C.

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SEC FILE NUMBER
8-50109

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2004** AND ENDING **DECEMBER 31, 2004**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

GERBER ASSET MANAGEMENT, LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

120 BROADWAY – Suite 4000

NEW YORK,	**NEW YORK**	**10271**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW TURCHIN **(646) 825 - 2150**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, *SANDER GERBER,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *GERBER ASSET MANAGEMENT, LLC,* as of *DECEMBER 31, 2004,* are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X____________________
Signature

____
Title

X____________________
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***SANDER GERBER,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of ***GERBER ASSET MANAGEMENT, LLC,*** as of ***DECEMBER 31, 2004***, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

(Title)

(Notary Public)

GERBER ASSET MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS	
Cash and cash equivalents	$ 76,971
Due from clearing brokers	15,027,236
Securities owned - at market value	57,069,959
Fixed assets, net of accumulated depreciation of $209,367	326,263
Other assets	50,165
Total assets	$ 72,550,594
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 266,562
Securities sold, but not yet purchased	66,878,031
Total liabilities	67,144,593
Commitments and Contingencies (Notes 5 & 6)	
Capital (Note 7)	5,406,001
Total liabilities and capital	72,550,594

The accompanying notes are an integral part of these statements.

GERBER ASSET MANAGEMENT, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note 1- Nature of Business

Gerber Asset Management, LLC, a limited liability company (The "Company") is a broker/dealer in securities registered with the Securities and Exchange Commission and a member of the American Stock Exchange.

The "Company" operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Commission, and accordingly is exempt from the remaining provisions of that rule.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

b) ***Cash and Cash Equivalents***
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents.

c) ***Income Taxes***
Income taxes are not payable by, or provided for, the Company. Instead, the members are liable for individual income taxes on their respective shares of the Company's taxable income.

d) ***Fixed Assets***
Equipment is carried at cost and is depreciated over a useful life of five years using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the terms of the lease.

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 - Marketable Securities Owned and Sold, but Not Yet Purchased

Marketable securities consist of trading securities at quoted market values, as illustrated below:

	Owned	Sold, but not yet Purchased
Equities	$57,069,959	$66,878,031
	$57,069,959	$66,878,031

Note 4 - Related Party Transactions

Pursuant to its operating agreement with Gerber Capital Management, Inc. ("Gerber"), the General Partner of the Managing Member of the Company , the Company will pay Gerber a management fee in exchange for Gerber providing operational and management assistance to the Company, as well as paying all administrative costs, including salaries, and overhead expenses. The fee paid for the period ended December 31, 2004 amounted to $1,313,737.

Note 5- Commitments and Contingencies

The Company rents office space pursuant to a lease agreement expiring July 31, 2006. Annual payments of $171,304 through the end of the lease, plus escalation for real-estate taxes, are payable monthly. The Company's minimum rental commitments through termination are as follows:

2005	$171,304
2006	$ 99,927

The Company has established a letter of credit with an annual automatic renewal in the amount of $57,101, delivered to the landlord as security.

Note 6- Financial Instruments with Off-Balance Sheet Credit Risk

The Company trades only for its own account.

The Company is subject to certain inherent market risks arising from its investing activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in the financial statements. The Company attempts to reduce such risk in their short positions by holding offsetting long positions.

A substantial portion of the Company's assets is held at several clearing brokers. The Company is subject to credit risk should the clearing brokers be unable to fulfill their obligations.

Note 7- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2004, the Company's net capital of $1,334,809 was $1,234,809 in excess of its required net capital of $100,000.

Note 8- Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized in the statement of financial condition (including receivables and payables) approximates their carrying value, as such financial instruments are short term in nature.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Gerber Asset Management, LLC
120 Broadway – Suite 4000
New York, NY 10271

Gentlemen:

We have audited the accompanying statement of financial condition of Gerber Asset Management, LLC, as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gerber Asset Management, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 10, 2005